Tender Offer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 2

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Proginet Corporation
(Name of Subject Company (Issuer))

Red Oak Fund, L.P.
(Name of Filing Person (Offeror))

Common Stock
(Title of Class of Securities)

742942105
(CUSIP Number of Class of Securities)

David Sandberg
Red Oak Fund, L.P.
145 Fourth Avenue, Suite 15A
New York, NY  10003
(212) 614-8952

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,475,000	$75.98

________
*
Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,500,000 shares of Common Stock of Proginet Corporation, at the tender offer price of $1.65 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2007, issued February 15, 2007 and the related SEC press release dated February 16, 2007 equals $30.70 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$75.98	Filing Party:	Red Oak Fund, L.P.
Form or Registration No.:	Schedule TO	Date Filed:	July 23, 2007

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 23, 2007, as amended and supplemented by Amendment No. 1 to Schedule TO filed by Red Oak Fund, L.P. on August 2, 2007 (collectively, the “Schedule TO”), relating to the offer by Red Oak Fund, L.P. (“Red  Oak”), to purchase up to 1,500,000 shares (the “Shares”) of Common Stock, par value $0.01 per share (“Common Stock”), of Proginet Corporation, a Delaware company (“Proginet”), at a price of $1.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) which, together, as amended or supplemented from time to time, constitute the “Offer.”

The information in the Offer, which was previously filed with the Schedule TO, is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

AMENDMENT

Items 4, 8 and 11.

The Offer expired in accordance with its terms on August 17, 2007 at 11:59 p.m. New York Time.  Approximately 1,162,586 shares of Proginet Common Stock have been tendered, representing approximately 8.0% of the shares of Proginet Common Stock outstanding at the commencement of the Offer, and the depositary has received notices of guaranteed delivery with respect to an additional 200 shares.  Red Oak is accepting for purchase all tendered shares, subject to confirmation by the depositary of the proper delivery of shares validly tendered, and will promptly pay for the shares accepted for purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2007	RED OAK FUND, L.P.

	By:	Red Oak Capital Partners, LLC, general partner

/s/ David Sandberg
David Sandberg
Managing Member